PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated July 28, 2009



Optimization

Autocallable Optimization Securities with Contingent Protection Linked to the Energy Select Sector SPDR® Fund

Tactical Strategies for Flat or Bullish Markets

HSBC USA Inc. $29,140,710 Securities linked to the Energy Select Sector SPDR® Fund due on or about August 3, 2010

Investment Description

These Autocallable Optimization Securities with Contingent Protection Linked to the Energy Select Sector SPDR® Fund, are senior unsecured notes issued by HSBC USA Inc., which we refer to as the "securities". The securities are designed for investors who want to express a neutral or bullish view of the Energy Select Sector Index (the "underlying index") through an investment linked to the Energy Select Sector SPDR® Fund (the "index fund"). If the closing price of the index fund on any monthly observation date is at or above the initial share price of the index fund, the securities will be called for an annualized return of 17.70%. If the securities are not called, at maturity you will receive your principal amount unless the final share price is below the trigger price on the final valuation date, in which case you will receive a payment equal to the principal amount of your securities reduced by 1 percent for each 1 percent of any negative percentage return of the index fund at maturity. **Investing in the securities involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the securities to maturity. Any payment on the securities, including any principal protection feature, is subject to the creditworthiness of the issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

☐ **Tactical Investment Opportunity:** If you believe the index fund will appreciate in value over the term of the securities but are unsure about the exact timing or magnitude of the appreciation, the securities provide an opportunity to generate returns based on this market view. The securities will be automatically called for par plus the call return if the closing price of the index fund on any observation date is equal to or greater than the closing price of the index fund on the trade date. If the securities are not called, investors will have downside market exposure to the index fund at maturity, subject to the contingent protection feature.

☐ **Contingent Protection Feature:** If the securities are not called and you hold the securities to maturity and the final share price is not below the trigger price on the final valuation date, you will receive at least 100% of your principal, subject to the creditworthiness of the issuer. If the final share price is below the trigger price on the final valuation date, your investment will be fully exposed to any negative index fund return and you may lose up to 100% of your initial investment.

Key Dates

Trade Date	July 28, 2009
Settlement Date	July 31, 2009
Final Valuation Date[1]	July 29, 2010
Maturity Date[1]	August 3, 2010

[1] Subject to postponement in the event of a market disruption event.

Security Offering

We are offering the securities, which are linked to the performance of the index fund, at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Fund	Call Return	Initial Share Price	Trigger Price	CUSIP	ISIN
Energy Select Sector SPDR® Fund	An annualized return of 17.70%	$50.60	$37.95, which is 75.00% of the Initial Share Price	4042EP529	US4042EP5297

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein. See "Key Risks" on page 7 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 14 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10	$0.125	$9.875
Total	$29,140,710	$364,258.875	$28,776,451.125

UBS Financial Services Inc. **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of securities linked to the index fund identified on the cover page. The index fund described in this pricing supplement is a reference asset as defined in the prospectus supplement, and these securities being offered are "notes" for purposes of the prospectus supplement. As a purchaser of a security you will acquire an investment instrument, the return on which linked to the index fund. Although the offering of securities relates to the index fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index fund, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to the "issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to the "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

Investor Suitability

The securities may be suitable for you if:

- You believe the final share price of the index fund will not be below the trigger price on the final valuation date, and you are willing to lose up to 100% of your principal if the final share price is below the trigger price on the final valuation date.
- You believe the closing price of the index fund will be at or above the initial share price on any observation date, including the final valuation date.
- You believe the index fund will remain stable for the term of the securities and will close at or above the initial share price on the final valuation date.
- You are willing to hold securities that will be called on any observation date on which the price of the index fund closes at or above the initial share price, or you are otherwise willing to hold the securities to maturity.
- You are willing to make an investment whose return is limited to the pre-specified return on call date, a total return based upon an annualized return of 17.70%.
- You do not seek current income from this investment.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.
- You do not seek an investment for which there is an active secondary market.

The securities may not be suitable for you if:

- You believe the final share price of the index fund will be below the trigger price on the final valuation date.
- You believe that at maturity the index fund return will be negative.
- You believe stock prices of companies involved in the U.S. energy sector will decrease during the observation period.
- You seek an investment that is 100% principal protected.
- You are not willing to make an investment in which you could lose up to 100% of your principal amount.
- You seek an investment whose return is not limited to the pre-specified return on call date, an annualized return of 17.70%.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold securities that will be called on any observation date on which the closing price of the index fund is at or above the initial share price, or you are otherwise unable or unwilling to hold the securities to maturity.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review "Key Risks" on page 7 and "Risk Factors" on page S-3 of the prospectus supplement.

Terms	
Issuer	HSBC USA Inc. (A1/AA-/AA)[1]
Principal Amount	$10 per security (subject to a minimum investment of $1,000).
Term	12 months, unless earlier called.
Index Fund	Energy Select Sector SPDR® Fund (Ticker: XLE)
Call Feature	The securities will be called if the closing price of the index fund on any observation date is at or above the initial share price.
Observation Dates	On or about August 25, 2009, September 24, 2009, October 26, 2009, November 23, 2009, December 24, 2009, January 25, 2010, February 22, 2010, March 25, 2010, April 26, 2010, May 24, 2010, June 28, 2010 and the final valuation date (July 29, 2010), each subject to postponement in the event of a market disruption event.
Call Settlement Dates	With respect to the first eleven observation dates, four business days following the applicable observation date, and with respect to the final observation date (the final valuation date), three business days following such observation date.
Return on Call Date	If the securities are called, on a call settlement date, investors will receive a cash payment per $10 principal amount of securities equal to the call price for the applicable observation date. The return on call date will be based upon an annualized return of 17.70%.

Expected Observation Date	Return on Call Date	Call Price (per $10.00 security)
August 25, 2009	1.48%	$10.15
September 24, 2009	2.95%	$10.30
October 26, 2009	4.43%	$10.44
November 23, 2009	5.90%	$10.59
December 24, 2009	7.38%	$10.74
January 25, 2010	8.85%	$10.89
February 22, 2010	10.33%	$11.03
March 25, 2010	11.80%	$11.18
April 26, 2010	13.28%	$11.33
May 24, 2010	14.75%	$11.48
June 28, 2010	16.23%	$11.62
Final Valuation Date (July 29, 2010)	17.70%	$11.77

Payment at Maturity (per $10 security)	**If the securities are not called, you will receive a payment on the maturity date calculated as follows:** **If the securities are not called and the final share price of the index fund is not below the trigger price on the final valuation date,** you will receive a cash payment on the maturity date equal to $10 per $10 principal amount of securities. [2] **If the securities are not called and the final share price of the index fund is below the trigger price on the final valuation date,** you will receive a cash payment on the maturity date equal to: $10 × (1 + index fund return); **In this case, you may lose some or all of your principal amount, depending on how much the price of the index fund decreases during the observation period.**
Index Fund Return	$$\frac{\text{final share price - initial share price}}{\text{initial share price}}$$
Trigger Price	$37.95, which is 75.00% of the initial share price.
Observation Period	The period from, but excluding, the trade date to, and including, the final valuation date.

Determining Payment Upon Call or at Maturity

Was the closing price of one share of the index fund on any observation date at or above the initial share price?

Yes → You will receive the call price for the applicable observation date as described under "Terms—Return on Call Date" The call price is based on the call return, which will be set on the trade date.

No ↓

Was the final share price of one share of the index fund below the trigger price on the final valuation date?

No → At maturity, you will receive your principal of $10 per security.

Yes ↓

Determine the index fund return

At maturity, you will receive your principal reduced by the percentage decrease in the index fund from the initial share price to the final share price, calculated as follows:

$10 × (1 + index fund return)

In this scenario, you could lose some or all of your principal amount, depending on how much the price of the index fund decreases during the observation period.

Your securities are not fully principal protected. If the index fund return is negative and the final share price of the index fund is below the trigger price on the final valuation date, the contingent protection is lost and your principal amount will be fully exposed to a loss resulting from any decrease in the price of one share of the index fund.

[1] HSBC USA Inc. is rated A1 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the index ending level, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

2 Principal protection is provided by HSBC USA Inc. and, therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Initial Share Price	$50.60, which was the closing price of the index fund on the trade date.
Final Share Price	The closing price of the index fund on the final valuation date.
Closing Price	The closing price on any scheduled trading day during the observation period will be the official price of one share of the index fund on the relevant exchange (as defined herein) as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange, as adjusted by the calculation as described under "Anti-dilution and Reorganization Adjustments" below.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity owned by the index fund. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the securities. Under one approach, it would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale, exchange or call and we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the index fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code")) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the maturity date (if the security was held until the maturity date) or on the date of sale, exchange or early call of the security (if the security was sold, exchanged or called prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, early call or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, early call or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange, early call or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the issuer of any stock owned by the index fund would be treated as a "passive foreign investment company," within the meaning of Section 1297 of the Code. In the event that the issuer of any stock owned by the index fund were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the issuers of stock owned by the index fund and consult your tax advisor regarding the possible consequences to you if one or more issuers of stock owned by the index fund is or becomes a passive foreign investment company.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments with respect to the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the index fund relative to its initial share price. We cannot predict the final share price of the index fund on the final valuation date or the closing price of the index fund on any scheduled trading day during the observation period, including the observation dates. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity per $10.00 on a hypothetical offering of the securities based on the following assumptions:

Investment term:	12 months (unless earlier called)
Initial share price:	$50.60
Trigger price:	$37.95 (75% of the initial share price)

Hypothetical returns on call dates and call prices*:

Observation Dates	Return on Call Date*	Call Price*
August 25, 2009	1.48%	$10.15
September 24, 2009	2.95%	$10.30
October 26, 2009	4.43%	$10.44
November 23, 2009	5.90%	$10.59
December 24, 2009	7.38%	$10.74
January 25, 2010	8.85%	$10.89
February 22, 2010	10.33%	$11.03
March 25, 2010	11.80%	$11.18
April 26, 2010	13.28%	$11.33
May 24, 2010	14.75%	$11.48
June 28, 2010	16.23%	$11.62
Final Valuation Date (July 29, 2010)	17.70%	$11.77

**Based on the return on call date of 17.70% per annum.

Example 1—The index fund closes at $60.00 on the first observation date – the securities are called.

Because the closing price of the index fund on the first observation date (August 25, 2009) is at or above the initial share price, the securities are automatically called at the applicable call price of $10.15 per security, representing an 1.48% return on the securities. As long as the index fund closes at or above the initial share price on any of the twelve observation dates, you will receive the applicable call price, regardless of whether or not the index fund had closed below the trigger price on any scheduled trading day during the observation period.

Example 2— **The index fund closes at $60.00 on the final valuation date – the securities are called.**

Because (i) the closing price of the index fund on the first eleven observation dates is below the initial share price and (ii) the closing price of the index fund on the final observation date, (which is also the final valuation date) is above the initial share price, the securities are automatically called at the applicable call price of $11.77 per security, representing a 17.70% return on the securities.

Example 3— **The index fund closes below the initial share price on all twelve observation dates and on the final valuation date it closes at $40.00 – the securities are NOT called.**

Because the closing price of the index fund on all twelve observation dates is below the initial share price, the securities are not automatically called. Furthermore, because the final share price is not below the trigger price on the final valuation date, you will receive the principal amount at maturity of $10.00 per security (a return of zero percent).

Example 4— **The index fund closes below the initial share price on all twelve observation dates. In addition, the index fund closes at $25.30 on the final valuation date – the securities are NOT called.**

Because the closing prices of the index fund on all twelve observation dates are each below the initial share price, the securities are not automatically called. Furthermore, because the final share price of the index fund is below the trigger price on the final valuation date, the contingent principal protection is lost and your principal is fully exposed to any decrease in the final share price relative to the initial share price on the final valuation date. Therefore you will suffer a loss on the securities of 50.00%. Expressed as a formula:

$$\text{index fund return} = (\$25.30 - \$50.60) / \$50.60 = -50.00\%$$
$$\text{payment at maturity} = \$10 \times [100\% + -50.00\%] = \$5.00$$

In this example, you would lose some of your principal amount at maturity.

If the final share price is below the trigger price on the final valuation date, the contingent protection feature is lost and you are fully exposed to any loss resulting from the decrease in the price of the index fund and you would lose some or all of your principal at maturity.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **Contingent Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment** – Your principal amount will be protected only if you hold the security to maturity and the final share price of the index fund is not below the trigger price on the final valuation date. The securities differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your securities if the final share price of the index fund is below the trigger price on the final valuation date. In that event, the contingent protection will be lost and, at maturity, you will be fully exposed to any loss resulting from the decrease in the price of the index fund. **Accordingly, you may lose up to 100% of your principal amount.**

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity –** You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the index fund has appreciated since the trade date.

♦ **Management Risk** — The index fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the index fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of stocks that generally replicate the underlying index. Therefore, unless a specific stock is removed from the underlying index, the index fund generally would not sell a stock because the stock's issuer was in financial trouble. In addition, the index fund is subject to the risk that the investment strategy of the index fund's investment adviser may not produce the intended results.

♦ **Reinvestment Risk** – If your securities are called early, the holding period over which you would receive the per annum return of 17.70% could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are called prior to the maturity date.

♦ **Credit of Issuer –** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the securities.

♦ **Limited Return on the Securities** – Your potential gain on a $10 principal amount of securities will be limited to the call price applicable for an observation date (less the $10 initial investment), regardless of the appreciation in the index fund, which may be significant. Similarly, because the determination of whether the securities will be called will be based on the closing price of the index fund on a limited number of observation dates prior to the maturity date, and because, if the securities are not called, the final share price will be based on the closing price of the index fund on the last observation date (i.e., the final valuation date), your return may be adversely affected by a sudden or temporary decrease in the closing price of the index fund on any or all of the observation dates. Conversely, you will not benefit from higher closing prices of shares of the index fund at any time during the term of the securities other than on the observation dates. As a result, you may receive a lower return on the securities than you would receive if you were to invest in the index fund or stocks comprising the underlying index.

♦ **No Assurances of a Flat or Bullish Environment** - While the securities are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your securities.

♦ **Lack of Liquidity** – The securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities.

♦ **No Interest** – As a holder of the securities, you will not receive interest payments.

♦ **The Index Fund and the Underlying Index are Different –** The performance of the index fund may not exactly replicate the performance of the underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. The index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦ **We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Underlying Index** – We are not affiliated with any of the companies whose stock is represented in the underlying index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the underlying index or your securities. None of the money you pay us will go to any of the companies represented in the underlying index, and none of those companies will be involved in the offering of the securities in any way. Those companies will have no obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

♦ **Your Investment is Concentrated in the Energy Sector** - All of the securities included in the underlying index are issued by companies that are in the energy services industry. Consequently, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting the energy services industry than an investment linked to a more broadly diversified group of issuers. Stock prices for these the types of companies in the index fund are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending will likewise affect the performance of these companies. In addition, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to energy conservation and the success of exploration projects. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in other areas, would adversely impact the index fund's performance.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC –** HSBC, UBS Financial Services Inc. or their affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities and which may be revised at any time. Any such research, opinions or recommendations could affect the value of shares of the index fund or the stocks included in the underlying index, and therefore, the market value of the securities.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the stocks comprising the underlying index or in shares of the index fund, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the underlying index or shares of the index fund, may adversely affect the market value of the stocks comprising the underlying index or shares of the index fund, the level of the underlying index or the index fund, and, therefore, the market value of the securities.

♦ **Potential Conflict of Interest –** HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index or the underlying index sponsor, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, which may be the issuer or any of its affiliates will determine the payment at maturity or on a call settlement date based on observed prices of shares of the index fund in the market. The calculation agent can postpone the determination of the closing price of the index fund on an observation date and the corresponding call settlement date if a market disruption exists on such observation date. Furthermore, the calculation agent can postpone the determination of the final share price and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **No Periodic Interest or Dividend Payments or Voting Rights –** As a holder of the securities, you will not receive periodic interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index funds or stocks comprising the underlying indices would have.

♦ **Price Prior to Maturity** — The market price of the securities will be influenced by many unpredictable and interrelated factors, including the price of the index fund; the volatility of the index fund; the dividend rate paid on the index fund; the time remaining to the maturity of the securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **Single Exchange-Traded Fund Risk** — The price of the index fund can rise or fall sharply due to factors specific to the index fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments.

♦ **There is Limited Anti-dilution Protection** — The calculation agent will adjust the closing price, which will affect the return on call date or the index fund return and, consequently, the payment at maturity, for certain events affecting the shares of the index fund, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the index fund. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the index fund, the market price of the notes may be materially and adversely affected. See "Anti-dilution and Reorganization Adjustments" below for additional information.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, it would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale, exchange or call and we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the index fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code")) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the maturity date (if the security was held until the maturity date) or on the date of sale, exchange or early call of the security (if the security was sold, exchanged or called prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, early call or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, early call or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange, early call or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments with respect to the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Market Disruption Event

If an observation date or the final valuation date is not a scheduled trading day, then such observation date or the final valuation date, respectively, will be the next scheduled trading day. If a market disruption event (as defined below) exists on an observation date or the final valuation date, then such observation date or the final valuation date, respectively, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an observation date or the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be an observation date or the final valuation date (as applicable), and the closing price on such observation date or the final share price (as applicable) will be determined by the calculation agent using its estimate of the exchange traded price for the index fund that would have prevailed but for that market disruption event as of the valuation time on that scheduled trading day. If an observation date is postponed, then the corresponding call settlement date will also be postponed until the fourth business day following the postponed observation date. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

> (i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of the index fund, (B) relating to any security included in the underlying index of the index fund or (C) in futures or options contracts relating to the index fund or the underlying index, on any related exchange; or

> (ii) any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for shares of the index fund, (B) to effect transactions in, or obtain market values for any security included in the underlying index, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the index fund or the underlying index of the index fund on any relevant related exchange; or

> (iii) the closure on any scheduled trading day of any relevant exchange relating to shares of the index fund or relating to any security included in the underlying index of the index fund or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the exchange and (b) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the index fund or the underlying index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such index fund or the underlying index on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to the index fund or the underlying index are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the underlying index or the shares of the index fund.

"Relevant exchange" means any exchange or quotation system for shares of the index fund or any stock then included in the underlying index, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

The Energy Select Sector SPDR® Fund (the "index fund")

We have derived all information contained in this pricing supplement regarding the index fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") and SSgA Funds Management, Inc. ("SSFM").

The index fund is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the index fund. The index fund is an exchange traded fund that trades on the AMEX under the ticker symbol "XLE". We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

SSFM is a registered investment company that consists of numerous separate investment portfolios, including the index fund. Information provided to or filed with the SEC by SSFM pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file number 811-08837, through the SEC's website at www.sec.gov.

The Select Sector SPDR Trust consists of separate investment portfolios (each, a "Select Sector SPDR Fund"). Each Select Sector SPDR® Fund is a fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classification from a universe of companies defined by the underlying index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The index fund represents the companies that represent the underlying index.

Investment Objective and Strategy

The index fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlying index measures the performance of the energy services sector of the U.S. equity market. The underlying index includes companies in the following industries: oil, gas and consumable fuels and energy equipment and services.

Replication

The index fund pursues the indexing strategy of "replication" in attempting to track the performance of the underlying index. The index fund will invest in all of the securities which comprise the underlying index. The index fund will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while the index fund is an actual investment portfolio. The performance of the index fund and the underlying index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The index fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The graph below illustrates the performance of the index fund from January 1, 1999 to July 28, 2009 as reported on the Bloomberg Professional® service. The historical prices of shares of the index fund should not be taken as an indication of future performance.



Historical Performance of the Energy Select Sector SPDR® Fund

The closing price of a share of the index fund on July 28, 2009 was $50.60.

The Energy Select Sector Index (the "underlying index")

We have derived all information contained in this pricing supplement regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Merrill Lynch, Pierce, Fenner & Smith Incorporated or AMEX. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

The underlying index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Companies in the underlying index include a wide array of diversified energy production and services firms whose business lines range from developing and producing crude oil and natural gas and providing drilling and other energy resources production and distribution related services. As of July 1, 2009, the underlying index included 40 component stocks.

The stocks included in the underlying index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the underlying index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. The AMEX acts as the "Index Calculation Agent" in connection with the calculation and dissemination of the underlying index. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent or any Select Sector SPDR® Fund.

Construction and Maintenance

The index fund is developed and maintained in accordance with the following criteria:

Each of the component stocks in the underlying index (the "component stocks") is a constituent company of the S&P 500® Index.

Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns an energy services company's stock to the underlying index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the underlying index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the underlying index assignment of the S&P 500® Index component stocks, that assignment being the sole responsibility of the Index Compilation Agent.

The underlying index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the component stocks within the underlying index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the underlying index. Under certain conditions, however, the number of shares of a component stock within the underlying index may be adjusted to conform to Internal Revenue Code requirements.

The underlying index is weighted based on the market capitalization of each of the component stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single component stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of its underlying index; and (ii) with respect to 50% of the total value of the underlying index, the market capitalization-based weighted value of the component stocks must be diversified so that no single component stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of its underlying index.

Calculations

With the exception of the weighting constraints described above, the underlying index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index. In particular:

The underlying index is calculated using a base-weighted aggregate methodology; that means the level of the underlying index reflects the total market value of all of its component stocks relative to a particular base period.

Total market value of a company is determined by multiplying the price of the stock by the number of common shares outstanding. An indexed number is used to represent the results of the aggregate market value calculation in order to make the value easier to work with and track over time.

The daily calculation of the underlying index is computed by dividing the total market value of the companies in the underlying index by a number called the Index Divisor (the "Index Divisor"). By itself, the Index Divisor is an arbitrary number.

However, in the context of the calculation of the underlying index, it is the only link to the original base period value of the underlying index. The Index Divisor keeps the underlying index comparable over time and adjustments to the Index Divisor ensure that there are no changes in the underlying index level as a result of non-market forces (corporate actions, replacements of stocks in a underlying index, weighting changes, etc.).

Four times a year on a Friday close to the end of each calendar quarter, the share totals of the companies in the S&P 500® Index are updated by S&P. This information is utilized to update the share totals of companies in the underlying index. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the market value of the underlying index.

Once a week the database containing the current common shares outstanding for the S&P 500® Index companies is compared by S&P against the shares outstanding used to actually calculate the S&P 500® Index. Any difference of 5% or more is screened for review by S&P. If appropriate, a share change will be implemented by S&P after the close of trading on the following Wednesday. Pre-announced corporate actions such as restructurings and recapitalizations can significantly change a company's shares outstanding. Any changes over 5% are reviewed by S&P and, when appropriate, an immediate adjustment is made to the number of shares outstanding used to calculate the underlying index. Any adjustment made by S&P in shares outstanding will result in a corresponding adjustment to the underlying index.

S&P will advise the Index Calculation Agent regarding the handling of non-routine corporate actions which may arise from time to time and which may have an impact on the calculation of the S&P 500® Index and, consequently, on the calculation of the underlying index corporate actions such as a merger or acquisition, stock splits, routine spin-offs, etc., which require adjustments in the underlying index calculation, will be handled by the AMEX and Index Divisor adjustments, calculated when necessary, are handled by S&P in its maintenance of the S&P 500® Index. In the event a merger or acquisition changes the relative importance of a company's participation in two or more sectors in a major way, the Select Sector Index assignment of the stock may change. In any event, a new Index Divisor for affected Select Sector Indices will be disseminated promptly by the Index Calculation Agent.

Information contained in the Standard & Poor's website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

License Agreement with Standard & Poor's ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

Anti-dilution and Reorganization Adjustments

Following the declaration by the index fund of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the index fund and, if so, will make such calculations and adjustments to the terms of the securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the securities:

(a) a subdivision, consolidation or reclassification of the shares of the index fund (unless a merger event), or a free distribution or dividend of any shares of the index fund to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of the shares of the index fund of (A) shares of the index fund, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the index fund equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(c) an extraordinary dividend;

(d) a call by the index fund in respect of shares of the index fund that are not fully paid;

(e) a repurchase by the index fund of shares of the index fund whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the index fund.

Delisting or Suspension of Trading in the Shares of the Index Fund; Termination of the Index Fund; and Discontinuation of the underlying index

If the shares of the index fund are delisted from, or trading of shares of the index fund is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the index fund (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be the index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the shares of the index fund are delisted from, or trading of the shares of the index fund is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of the index fund are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the index fund is liquidated or otherwise terminated (a "termination event"), the final value of the shares of the index fund on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate the index fund prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the final value as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to the index fund and the underlying index sponsor discontinues publication of the underlying index and if the underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the underlying index, then the value of the underlying index will be determined by reference to the value of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the securities.

If a termination event has occurred and the underlying index sponsor discontinues publication of the underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the value to be substituted for the underlying index on the final valuation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance.

If a successor underlying index is selected or the calculation agent calculates a value as a substitute for the underlying index as described above, the successor underlying index or value, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, discontinuance of the publication of the underlying index may adversely affect the market value of the securities.

"Underlying index sponsor" means Energy Select Sector Index, The McGraw-Hill Companies, Inc.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of securities, absent manifest error.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the index fund on that scheduled trading day, then the accelerated final valuation date for the index fund will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution

We have agreed to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed agree to purchase, all of the securities at the price indicated on the cover of this pricing supplement. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.